Exhibit 1

British American Tobacco Announce Board Changes

Krishnan “Kandy” Anand will join the Board of British American Tobacco p.l.c. (BAT) as an independent Non-Executive Director and member of the Nominations and Remuneration Committees with effect from 14 February 2022.

Kandy is CEO of Igniting Business Growth L.L.C. and since January 2018, is a Non-Executive Director of Wingstop Restaurants, Inc.. Previously Kandy held several senior positions including Chief Growth Officer for Molson Coors Beverage Company, Chief Executive Officer for Molson Coors International, and held a number of senior leadership roles with The Coca-Cola Company. Prior to joining The Coca-Cola Company, Kandy had a sixteen-year career with Unilever Plc where he held the role of General Manager and other Senior Marketing Leadership roles. Kandy also served as a Non-Executive Director of Popeyes Louisiana Kitchen, Inc. until 2017. Kandy is based in Denver, Colorado, US.

Commenting on the appointment, Luc Jobin, Chairman, said: "I am pleased to welcome Kandy to our Board. Kandy has extensive business experience in the USA and also internationally, particularly in marketing and consumer goods and I am looking forward to his contribution to the Board".

BAT also announces that Marion Helmes will step down from the Board with effect from the conclusion of the Annual General Meeting on 28 April 2022 and will not stand for re-election. Marion has served on the Board since 1 August 2016 and is currently a member of the Remuneration and Nominations Committees.

Commenting of Marion’s departure, Luc Jobin, said: “I would like to thank Marion for her support during her tenure, her contributions and insights have been invaluable to the Board.”

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATplc

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton/ William Houston / John Harney
+44 (0) 20 7845 1180/2012/1138/1263